

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 25, 2016

Michael S. Weiss
Executive Chairman and Chief Executive Officer
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

> **Re: Mustang Bio, Inc.**
> **Form 10-12G**
> **Filed July 28, 2016**
> **File No. 000-55668**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on Form 10 becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 that includes changes responsive to our comments. Please note that we will continue to review your filing until all of our comments have been addressed.

2.   We note that you plan to submit an application for confidential treatment with respect to one of the documents you have filed as an exhibit to your registration statement. Please be advised that we will review this application independently and will forward you any comments relating to your confidential treatment request under separate cover.

Item 1: Business, page 1

Overview, page 1

3.   We note the use of the word "proprietary" to describe CAR-T cell technology. Please revise your disclosure to clarify in what way the CAR-T cell technology is proprietary.

Products Under Development, page 2

4.   We note your disclosure that you currently have open investigational new drug applications ("INDs") for the treatment of glioblastoma patients and the treatment of patients with acute myeloid leukemia. Please revise your disclosure to disclose when each IND was submitted and clarify the sponsor(s) of the IND.

5.   Where you discuss trial results, please explain what you mean by "well tolerated" and "complete response to treatment" and how these conclusions correlate to the trial endpoints. Please also disclose the trial endpoints.

Intellectual Property and Patents, page 3

6.   Please revise your disclosure to identify the number of patent applications that have been filed relating to CAR-T technology and the number of countries in which they have been filed.

Licensing Agreements and Collaborations, page 4

7.   Please revise your disclosure about the Exclusive License Agreement to add information about the duration of the agreement, the royalty term and termination provisions.

8.   Please revise your disclosure regarding the Sponsored Research Agreement to add information about termination provisions.

Employees, page 5

9.   Please revise to disclose the number of hours per week that your three part-time employees will devote to the business. Please also add risk factor disclosure to highlight risks related to not having full-time employees.

Supply and Manufacturing, page 5

10.   We note your disclosure in the third sentence of this section. To the extent you have established contract manufacturing relationships for the preliminary supplies of your product candidates, please revise your disclosure to include the name of the principal supplier. To the extent you have entered into an agreement with the supplier, please also

disclose the material terms of the agreement and, if you are substantially dependent on such agreement, please file a copy of the agreement as an exhibit to this registration statement. Refer to Items 101(h)(4) and 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 9

Pre-clinical development is highly speculative and has a high risk of failure, page 10

11.   We note your statement that "All but two of our current product candidates are in pre-clinical development…." Please expand your disclosure to include the number of product candidates that you have in pre-clinical development.

We have incurred significant losses since our inception…, page 30

12.   Please expand this risk factor to disclose that your auditor's report contains an explanatory paragraph that substantial doubt exists as to your ability to continue as a going concern. Also, here or in the appropriate section of your document, such as Management's Discussion and Analysis, please indicate how long you will be able to fund your current operations based on your current financial standing.

Item 2. Financial Information, page 36

Forward-Looking Statements, page 36

13.   Please revise the last sentence in this section to clarify that you assume no obligation to update any forward-looking statement except as required by applicable law.

Item 5. Directors and Executive Officers, page 42

14.   Please expand your disclosure in the biographical information provided for Michael S. Weiss and Neil Herskowitz to discuss briefly the specific experiences, qualifications, attributes or skills that led to the conclusion that each director should serve in that capacity pursuant to Item 401(e)(1) of Regulation S-K.

Code of Ethics, page 44

15.   We note your statement that your Code of Ethics is available on your website at www.mustangbio.com, but we are unable to locate the Code of Ethics on your website. Please advise.

Item 11. Description of Registrant's Securities to be Registered, page 51

16.   It is not appropriate to qualify disclosure to information not included in the registration statement or filed as an exhibit. Please revise the first paragraph accordingly.

17.   We note your disclosure that the holders of the Class A Common Stock have the right to appoint one member of your board of directors for a period of ten years from issuance. Please expand your disclosure to discuss whether City of Hope has exercised this right and, if so, to identify such member of the board of directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lisa Vanjoske at (202) 551-3614 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Mark McElreath, Esq.
        Alston & Bird LLP